EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited (Ticker: GLNG)

Reference is made to the third quarter 2025 report released on November 5, 2025. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on or around November 24, 2025.  The record date will be November 17, 2025.

Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: November 14, 2025
  Ex-date: November 17, 2025
  Record date: November 17, 2025
  Payment date: On or about November 24, 2025. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about November 26, 2025.

Golar LNG Limited
Hamilton, Bermuda
November 5, 2025

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act